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Lesa May

Accounting

Greater Salt Lake City Area

Message 

 WhiteClouds

 Weber State University

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I am an accountant with 20 plus years of accounting and management experience. I have a BS degree in accounting. I have set-up over 20 new companies in accounting software such as QuickBooks and Jonas to increase the efficiency and accuracy of the accounting information.

Experience



Controller

WhiteClouds

Jul 2015 – Present · 3 yrs 8 mos

Controller

Nordic Valley and Wolf Mountain

Jun 2005 – Mar 2015 · 9 yrs 10 mos

Eden, UT

Controlled all accounting and finance functions including accounts receivable, account collections, accounts payable, payroll, employee files, human resources, quarterly payroll taxes, sales taxes, monthly financial statements, daily cash management and year-end financials and adjustments. Maintained and set-up all point of sale systems.... See more

Controller

Wolf Creek Golf Course

Apr 1997 – Dec 2014 · 17 yrs 9 mos

Controlled all accounting and finance functions including accounts receivable, account collections, accounts payable, payroll, employee files, human resources, quarterly payroll taxes, sales taxes, monthly financial statements, daily cash management and year-end financials and adjustments. Maintained and set-up all point of sale systems.... See more

Reservations Receptionist

Delta Air Lines

Jan 1996 – Apr 1997 · 1 yr 4 mos

Ogden, Utah

Various Positions

Safeway

Jun 1990 – Sep 1995 · 5 yrs 4 mos

Lovelock, Nevada

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Education

Weber State University
Bachelor of Science, Accounting
1995 – 1998

Ricks College
Associates Degree, Physical Education
1992 – 1994





 